File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

THIRD AVENUE TRUST

THIRD AVENUE MANAGEMENT LLC

Application for an Order
pursuant to Section 22(e)(3) of the Investment Company Act of 1940

Please send all communications to:

Richard T. Prins, Esq.
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Copies to:

W. James Hall
Third Avenue Management LLC
622 Third Avenue, 32nd Floor
New York, NY 10017

Page 1 of 15 sequentially numbered pages (including exhibit)
As filed with the Securities and Exchange Commission on December 16, 2015

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:
In the Matter of:	:	APPLICATION FOR AN ORDER
	:	PURSUANT TO
THIRD AVENUE TRUST;	:	SECTION 22(e)(3) OF THE
THIRD AVENUE MANAGEMENT	:	INVESTMENT COMPANY ACT
LLC	:	OF 1940
:
622 Third Avenue, 32nd Floor	:
New York, New York 10017	:
:
:
File No. 812-	:
:

Third Avenue Trust (the “Trust”), on behalf of one of its series, the Third Avenue Focused Credit Fund (the “Fund”), and Third Avenue Management LLC (“TAM”), hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”), to suspend the right of redemption with respect to shares of the Fund.  The Trust, on behalf of the Fund, and TAM are referred to herein collectively as the “Applicants.”  Applicants request that the suspension remain in place until the Fund completes the liquidation of its portfolio securities or until the Commission rescinds the order requested herein.  Applicants further request that such order be made effective December 16, 2015, with the suspension of redemption requests to be effective as of December 10, 2015.
The Applicants represent the following:
I.	Description of Applicants
The Trust is a Delaware statutory trust.  The Trust is registered with the Commission under the 1940 Act as an open-end, management investment company.  The Trust has five series,

each series of shares having a different investment objective and different investment policies.  The Fund is one of such series.  The Fund is a non-diversified open-end investment company.  Its investment objective is to seek long-term total return, which may include investment returns from a combination of sources including capital appreciation, fees and interest income.  The Fund seeks to achieve its objective mainly by investing in bonds and other types of credit instruments and may invest a substantial amount of its assets in credit instruments that are rated below investment grade by some or all relevant independent rating agencies.
TAM is the investment adviser of the Fund.  TAM is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940.  TAM managed assets of approximately $8.0 billion as of September 30, 2015.
II.	Relief Requested
Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund effective December 10, 2015, until the Fund completes the liquidation of its portfolio securities or until the Commission rescinds the order granted pursuant hereto.  Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.
Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days except for any period during which the New York Stock Exchange (“NYSE”) is closed other than customary week-end and holiday closing, or during trading on which the NYSE is restricted.
Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company.  As such, only the Commission has the authority to suspend redemptions.
III.	Justification for the Relief Requested
The circumstances leading to the request for relief are linked to the extraordinary level of redemptions requested from the Fund’s investors over the past six months.  The Fund has experienced a total of $1.1 billion in estimated net outflows for the year to date through December 9, 2015, which was more than 145% of its remaining net asset value at December 9, 2015.  In November 2015, the Fund experienced a total of $317 million in estimated net redemptions, and the Fund’s Institutional Class net asset value per share fell from $7.81 to $7.08 and its Retail Class net asset value per share fell from $7.82 to $7.09.
The ongoing reduction of liquidity in the Fund’s portfolio securities is related to a number of factors including an imbalance between selling interest and buying interest.  The Fund increased its cash position to over $200 million by early December 2015 in anticipation of tax selling and other redemptions.

During this period, Fund management kept the Board of Trustees of the Trust (the “Board”) informed and reevaluated contingency plans.  In addition to the Board’s regularly scheduled meetings, interim information was furnished to the Board and a Board call was held on November 30, 2015, after the fair valued portion of the portfolio crept over 15% of assets, to discuss the level of redemption requests, liquidity steps and potential other actions.  The Board met formally on December 7, 2015 and December 9, 2015 to consider what action should be taken, as it had become apparent during the week of December 7, 2015 that the Fund was unable to find buyers even for otherwise liquid securities at rational prices and that redemptions would likely continue.  On December 9, 2015, after considering the environment the Fund was in and the likelihood that incremental sales of portfolio securities to satisfy additional redemptions would have to be made at prices that would unfairly disadvantage all remaining shareholders, the Board determined that the fairest action on behalf of all shareholders would be to adopt a plan of liquidation.  The Board determined to implement this plan by placing the remaining noncash assets in a liquidating trust for the benefit of all shareholders and distributing available cash. Relief from the Commission in connection with the plan's implementation was not sought by the Fund and TAM.
On December 9, 2015, the Board unanimously adopted a plan of liquidation for the Fund (the “Plan of Liquidation”).   All redemption requests through December 9, 2015 were met by the Fund.  Sales of shares of the Fund were suspended as of December 10, 2015.  Pursuant to the Plan of Liquidation, the Board declared two distributions, one of the remaining net cash and one of the beneficial interests in a liquidating trust (the “Liquidating Trust”).  These distributions were scheduled to be paid on December 16, 2015.  At that time the Fund’s shareholders would become beneficiaries of the Liquidating Trust.  Interests in the Liquidating Trust would not trade and would, in general, be transferable only by operation of law.  TAM would manage the Liquidating Trust’s assets without charge and there would be periodic distributions from the Liquidating Trust as income is received and assets are sold at fair prices.
Upon announcement of these actions, Commission staff expressed concerns during discussions with Fund and TAM.  In addition, the Fund received numerous inquiries from shareholders and intermediaries through which many shareholders hold their shares in the Fund.  The Fund and TAM reviewed the pros and cons of the alternatives with the Board in meetings held on December 12, 2015 and December 13, 2015, at which the Board authorized moving forward with an application for an order to suspend redemptions.  The Board then met again on December 14, 2015 and approved the cancellation and rescission of the distribution of the beneficial interests in the Liquidating Trust and the reconveyance of the assets held in the Liquidating Trust to the Fund together with the assumption by the Fund of the liabilities previously assumed by the Liquidating Trust, conditioned upon receipt of the requested relief.  The Board did not rescind the cash distribution, which will proceed on December 16, 2015.  The Board also retained the plan of liquidation, with the result that the Fund will continue to liquidate pursuant to the plan of liquidation as amended from time to time.  The Fund will not be engaged and does not propose to engage, in any business activities other than those necessary for the protection of its assets, the protection of shareholders and the winding-up of its affairs.
Approximately 65% of the value of the Fund’s shares is held by shareholders in the Fund’s Institutional Class, and the rest is held by investors in its Retail Class.  If the relief is not granted, and the Fund is unable to suspend redemptions, the institutional investors would likely be best positioned to take advantage of any redemption opportunity, to the detriment of those investors – most likely, retail investors – who remain in the Fund.  These remaining investors would suffer a rapidly declining net asset value and an even further diminished liquidity of the Fund’s securities portfolio.  The relief would help avoid such an outcome.  In addition, relief permitting the Fund to suspend redemptions in connection with its liquidation would permit the Fund to liquidate its assets in an orderly manner and prevent the Fund from being forced to sell assets at unreasonably low prices to meet redemptions.
Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act.  Applicants assert that in requesting an order by the Commission, the Board’s goal is to ensure that the Fund’s shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of the ongoing reduction in the liquidity of the Fund’s portfolio securities, the very recent extreme difficulty the Fund has encountered in selling portfolio securities at prices TAM deemed to be fair and the ongoing redemptions that the Fund expected.  The requested relief is intended to permit an orderly liquidation of the portfolio securities at reasonable prices and ensure that all of the shareholders are protected in the process by allowing the realization of fair value for these investments.
IV.	Conditions
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)       Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, cash equivalents, securities eligible for purchase by a registered money market fund with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.
(2)       The Fund will make liquidating cash distributions pro rata at least quarterly in an amount not less than all cash proceeds from dispositions of portfolio securities during such quarter not required to provide for liabilities, reserves, and for so long as the Board determines that maintaining regulated investment company status under subchapter M of the Internal Revenue Code of 1986, as amended, is important for the protection of shareholders, the maintenance of diversification required for such tax status.
(3)       The Fund and TAM will make and keep true, accurate and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the plan for the orderly liquidation of Fund assets, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).
(4)       The Fund and TAM will promptly make available to Commission staff all files, books, records and personnel, as requested, relating to the Fund and the Liquidating Trust.

(5)       The Fund and TAM will provide periodic reporting to Commission staff regarding the status of the liquidation and distributions.
(6)       TAM and its affiliates will not receive any fee for managing the Fund.
(7)       The Fund is in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders and the winding-up of its affairs.
(8)       TAM will appropriately convey accurate and timely information to shareholders of the Fund with regard to the status of the Fund and its liquidation on TAM’s website, including, without limitation, information concerning the dates and amounts of distributions, press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.
(9)       The Fund and TAM shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.
(10)     The Fund will comply with the requirements of Section 30 of the 1940 Act and the rules thereunder and will file a report containing a liquidation audit, i.e., audited financial statements dated as of or near the final distribution date, promptly following the Fund’s final liquidating distribution.
(11)     The Fund and TAM will comply with all provisions of the Federal securities laws.
(12)     The relief granted pursuant to this Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or legal proceedings involving or against the Applicants.

V.	Applicable Precedent
The Commission has granted relief under Section 22(e)(3) in other extraordinary situations, including where significant redemptions and illiquid holdings make raising cash proceeds difficult.1
VI.	Procedural Matters
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:
Richard T. Prins, Esq.
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2.  The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.
_______________________
1	See In re The Reserve Fund., Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).

VII.	Conclusion
On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption.  Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

Dated: December 16, 2015
THIRD AVENUE TRUST,
ON BEHALF OF THIRD AVENUE FOCUSED CREDIT FUND

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel and Secretary

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel

Exhibit A-1

THIRD AVENUE TRUST

I, W. James Hall, do hereby certify that I am the Secretary of Third Avenue Trust (the “Fund”).  I further certify that the following resolutions were duly adopted by the Board of Trustees of the Fund and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and be it further

RESOLVED, that the proper officers of the Trust, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this December 16, 2015.

By:	/s/ W. James Hall
	Name:	W. James Hall
	Title:	Secretary

Exhibit A-2

THIRD AVENUE MANAGEMENT LLC

As General Counsel  of Third Avenue Management LLC (the “Company”), W. James Hall is authorized to sign and file this document on behalf of the Company pursuant to approval by the manager member of the LLC.

By:	/s/ W. James Hall
	Name:	W. James Hall
	Title:	General Counsel

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated December 16, 2015, for and on behalf of Third Avenue Trust; (ii) that he is the General Counsel and Secretary thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THIRD AVENUE TRUST,
ON BEHALF OF THIRD AVENUE FOCUSED CREDIT FUND

By:	/s/ W. James Hall
	Name:	W. James Hall
	Title:	General Counsel and Secretary

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated December 16, 2015, for and on behalf of Third Avenue Management LLC; (ii) that he is the General Counsel thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
	Name:	W. James Hall
	Title:	General Counsel